Exhibit 99.1

Baidu Announces Fourth Quarter and Fiscal Year 2024 Results

BEIJING, China, February 18, 2025 – Baidu, Inc. (NASDAQ: BIDU and HKEX: 9888 (HKD Counter) and 89888 (RMB Counter)) (“Baidu” or the “Company”), a leading AI company with a strong Internet foundation, today announced its unaudited financial results for the quarter and fiscal year ended December 31, 2024.

“2024 marked a pivotal year in our ongoing transformation from an internet-centric to an AI-first business. AI Cloud gained momentum, fueled by broad market recognition of our full stack AI capabilities. In Mobile Ecosystem, we have been steadfast in advancing the AI transformation, making search more AI-native to deliver a better user experience. Apollo Go, after years of investment, validated its business model, paving the way for global expansion and scalable, asset-light strategies,” said Robin Li, Co-founder and CEO of Baidu. “With our strategic foresight increasingly validated, we expect our AI investments to deliver more significant results in 2025.”

“Our AI Cloud business demonstrated robust momentum with fourth-quarter revenue growth accelerating to 26% year over year, offsetting the softness in online marketing business,” said Junjie He, Interim CFO of Baidu. “While navigating near-term pressures, we are confident that our strategic AI investments will drive meaningful progress and foster long-term success.”

Fourth Quarter and Fiscal Year 2024 Financial Highlights1

	Baidu, Inc.
(In millions except per	Q4	Q3	Q4			FY	FY
ADS, unaudited)	2023	2024	2024		YOY	2023	2024		YOY
	RMB	RMB	RMB	US$		RMB	RMB	US$
Total revenues	34,951	33,557	34,124	4,675	(2%)	134,598	133,125	18,238	(1%)
Operating income	5,392	5,925	3,917	537	(27%)	21,856	21,270	2,914	(3%)
Operating income (non-GAAP) [2]	7,075	7,014	5,047	691	(29%)	28,433	26,234	3,594	(8%)
Net income to Baidu	2,599	7,632	5,192	711	100%	20,315	23,760	3,255	17%
Net income to Baidu (non-GAAP) [2]	7,755	5,886	6,709	919	(13%)	28,747	27,002	3,699	(6%)
Diluted earnings per ADS	6.77	21.60	14.26	1.95	111%	55.08	65.91	9.03	20%
Diluted earnings per ADS (non-GAAP) [2]	21.86	16.60	19.18	2.63	(12%)	80.85	76.85	10.53	(5%)
Adjusted EBITDA [2]	9,057	8,733	6,954	953	(23%)	35,823	33,078	4,532	(8%)
Adjusted EBITDA margin	26%	26%	20%	20%		27%	25%	25%

[1]

Unless otherwise noted, RMB to USD was converted at an exchange rate of RMB 7.2993 as of December 31, 2024, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

[2]	Non-GAAP measures are defined in the Non-GAAP Financial Measures section (see also “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more details).

	Baidu Core
	Q4	Q3	Q4			FY	FY
(In millions, unaudited)	2023	2024	2024		YOY	2023	2024		YOY
	RMB	RMB	RMB	US$		RMB	RMB	US$
Total revenues	27,488	26,524	27,698	3,795	1%	103,465	104,712	14,345	1%
Operating income	4,668	5,694	3,638	498	(22%)	18,825	19,478	2,668	3%
Operating income (non-GAAP) [2]	6,197	6,652	4,647	637	(25%)	24,748	23,890	3,273	(3%)
Net income to Baidu Core	2,440	7,536	5,283	724	117%	19,401	23,431	3,210	21%
Net income to Baidu Core (non-GAAP) [2]	7,500	5,676	6,741	924	(10%)	27,418	26,335	3,608	(4%)
Adjusted EBITDA [2]	8,118	8,336	6,516	893	(20%)	31,863	30,587	4,190	(4%)
Adjusted EBITDA margin	30%	31%	24%	24%		31%	29%	29%

Operational Highlights

Corporate

•	Baidu returned US$356 million to shareholders since Q4 2024, bringing the cumulative repurchase to over US$1 billion since 2024 and to US$1.7 billion under the 2023 share repurchase program.

•

Baidu earned a position in the global edition of the S&P Global Sustainability Yearbook for the first time, demonstrating its further advancement in ESG performance. The selection stems from a comprehensive evaluation of 7,690 companies globally as part of the S&P Global 2024 Corporate Sustainability Assessment, underscoring Baidu’s sustainability practices.

•	Forbes China placed Baidu on its 2024 China ESG 50 list.

AI Cloud

•	ERNIE handled approximately 1.65 billion API calls daily in December 2024, with external API calls increasing by 178% quarter over quarter, highlighting particularly strong momentum.

•	The MAU of Baidu Wenku’s AI-enabled features reached 94 million in December 2024, with a 216% year over year and an 83% quarter over quarter increase.

Intelligent Driving

•

Apollo Go, Baidu’s autonomous ride-hailing service, provided over 1.1 million rides in the fourth quarter of 2024, up 36% year over year. In January 2025, accumulated rides provided to the public by Apollo Go surpassed 9 million.

•

In November 2024, Apollo Go was granted permits to conduct autonomous driving testing on public roads in Hong Kong, making Apollo Go the first and only of its kind to receive robotaxi testing authorization in the region. This marks Apollo Go’s first entry into a right-hand drive, left-hand traffic market.

•	Apollo Go has commenced 100% fully driverless operations across China since February 2025.

Mobile Ecosystem

•	In December 2024, Baidu App’s MAUs reached 679 million, up 2% year over year.

•	Managed Page accounted for 48% of Baidu Core’s online marketing revenue in the fourth quarter of 2024.

Fourth Quarter 2024 Financial Results

Total revenues were RMB34.1 billion ($4.68 billion), decreasing 2% year over year.

•

Revenue from Baidu Core was RMB27.7 billion ($3.80 billion), increasing 1% year over year; online marketing revenue was RMB17.9 billion ($2.46 billion), decreasing 7% year over year, and non-online marketing revenue was RMB9.8 billion ($1.34 billion), up 18% year over year, mainly driven by AI Cloud business.

•	Revenue from iQIYI was RMB6.6 billion ($906 million), decreasing 14% year over year.

Cost of revenues was RMB18.0 billion ($2.47 billion), increasing 3% year over year, primarily due to an increase in traffic acquisition costs, costs related to AI Cloud business and a one-time write-down of inventories, partially offset by a decrease in personnel-related expenses and content costs.

Selling, general and administrative expenses were RMB6.7 billion ($915 million), increasing 14% year over year, primarily due to an increase in expected credit losses, and channel spending and promotional marketing expenses, partially offset by a decrease in personnel-related expenses. RMB561 million of the increase in expected credit losses was pertaining to a one-time accrual.

Research and development expenses were RMB5.5 billion ($756 million), decreasing 12% year over year, primarily due to a decrease in personnel-related expenses, partially offset by an increase in server depreciation expenses and server custody fees which support Gen-AI research and development inputs.

Operating income was RMB3.9 billion ($537 million) in Q4, compared to RMB5.4 billion for the same period last year. Baidu Core operating income was RMB3.6 billion ($498 million), and Baidu Core operating margin was 13% in Q4, compared to RMB4.7 billion and 17% for the same period last year. The decrease was due to one-time losses of RMB1.0 billion including accrual of expected credit losses, write-down of inventories and others. Non-GAAP operating income was RMB5.0 billion ($691 million). Non-GAAP Baidu Core operating income was RMB4.6 billion ($637 million), and non-GAAP Baidu Core operating margin was 17%.

Total other income, net was RMB2.7 billion ($364 million), compared to total other loss, net of RMB2.5 billion for the same period last year, mainly due to an increase in net foreign exchange gain arising from exchange rate fluctuation between Renminbi and U.S. dollar, and a decrease in pickup of losses from an equity method investment, which modified certain terms of its preferred shares and resulted in significant loss pickup in 2023.

Income tax expense was RMB1.6 billion ($222 million), compared to income tax benefit of RMB96 million for the same period last year.

Net income attributable to Baidu was RMB5.2 billion ($711 million), and diluted earnings per ADS was RMB14.26 ($1.95). Net income attributable to Baidu Core was RMB5.3 billion ($724 million), and net margin for Baidu Core was 19%. Non-GAAP net income attributable to Baidu was RMB6.7 billion ($919 million). Non-GAAP diluted earnings per ADS was RMB19.18 ($2.63). Non-GAAP net income attributable to Baidu Core was RMB6.7 billion ($924 million), and non-GAAP net margin for Baidu Core was 24%.

Adjusted EBITDA was RMB7.0 billion ($953 million) and adjusted EBITDA margin was 20%. Adjusted EBITDA for Baidu Core was RMB6.5 billion ($893 million) and adjusted EBITDA margin for Baidu Core was 24%.

As of December 31, 2024, cash, cash equivalents, restricted cash and short-term investments were RMB139.1 billion ($19.06 billion), and cash, cash equivalents, restricted cash and short-term investments excluding iQIYI were RMB134.7 billion ($18.45 billion). Free cash flow was RMB23 million ($3 million), and free cash flow excluding iQIYI was negative RMB476 million (negative $65 million).

Fiscal Year 2024 Results

Total revenues were RMB133.1 billion ($18.24 billion), decreasing 1% year over year.

•

Revenue from Baidu Core was RMB104.7 billion ($14.35 billion), increasing 1% year over year; online marketing revenue was RMB73.0 billion ($10.00 billion), decreasing 3% year over year, and non-online marketing revenue was RMB31.7 billion ($4.35 billion), up 12% year over year, mainly driven by AI Cloud business.

•	Revenue from iQIYI was RMB29.2 billion ($4.00 billion), decreasing 8% year over year.

Cost of revenues was RMB66.1 billion ($9.06 billion), increasing 2% year over year, primarily due to an increase in traffic acquisition costs, bandwidth costs and server custody fees, partially offset by a decrease in personnel-related expenses and content costs.

Selling, general and administrative expenses were RMB23.6 billion ($3.24 billion), which remained flat compared to the same period last year.

Research and development expenses were RMB22.1 billion ($3.03 billion), decreasing 9% year over year, primarily due to a decrease in personnel-related expenses.

Operating income was RMB21.3 billion ($2.91 billion). Baidu Core operating income was RMB19.5 billion ($2.67 billion), and Baidu Core operating margin was 19%. Non-GAAP operating income was RMB26.2 billion ($3.59 billion). Non-GAAP Baidu Core operating income was RMB23.9 billion ($3.27 billion), and non-GAAP Baidu Core operating margin was 23%.

Total other income, net was RMB7.4 billion ($1.01 billion), increasing 120% year over year, primarily due to a decrease in pickup of losses from an equity method investment, which modified certain terms of its preferred shares and resulted in significant loss pickup in 2023.

Income tax expense was RMB4.4 billion ($609 million), compared to RMB3.6 billion in the same period last year.

Net income attributable to Baidu was RMB23.8 billion ($3.26 billion), and diluted earnings per ADS was RMB65.91 ($9.03). Net income attributable to Baidu Core was RMB23.4 billion ($3.21 billion), and net margin for Baidu Core was 22%. Non-GAAP net income attributable to Baidu was RMB27.0 billion ($3.70 billion). Non-GAAP diluted earnings per ADS was RMB76.85 ($10.53). Non-GAAP net income attributable to Baidu Core was RMB26.3 billion ($3.61 billion), and non-GAAP net margin for Baidu Core was 25%.

Adjusted EBITDA was RMB33.1 billion ($4.53 billion) and adjusted EBITDA margin was 25%. Adjusted EBITDA for Baidu Core was RMB30.6 billion ($4.19 billion) and adjusted EBITDA margin for Baidu Core was 29%.

Free cash flow was RMB13.1 billion ($1.80 billion), and free cash flow excluding iQIYI was RMB11.1 billion ($1.52 billion).

Conference Call Information

Baidu’s management will hold an earnings conference call at 7.30 AM on February 18, 2025, U.S. Eastern Time (8.30 PM on February 18, 2025, Beijing Time).

Please register in advance of the conference call using the link provided below. It will automatically direct you to the registration page of “Baidu Inc. Q4 2024 Earnings Conference Call”. Please follow the steps to enter your registration details, then click “Register”. Upon registering, you will then be provided with the dial-in number, the passcode, and your unique access PIN. This information will also be emailed to you as a calendar invite.

For pre-registration, please click:

https://s1.c-conf.com/diamondpass/10044727-f3pyuq.html

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), the passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

Additionally, a live and archived webcast of this conference call will be available at https://ir.baidu.com.

About Baidu

Founded in 2000, Baidu’s mission is to make the complicated world simpler through technology. Baidu is a leading AI company with strong Internet foundation, trading on NASDAQ under “BIDU” and HKEX under “9888”. One Baidu ADS represents eight Class A ordinary shares.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, Baidu’s and other parties’ strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search and newsfeed market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese-language Internet search and newsfeed market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers, and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission, and announcements on the website of the Hong Kong Stock Exchange. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following non-GAAP financial measures: non-GAAP operating income, non-GAAP operating margin, non-GAAP net income (loss) attributable to Baidu, non-GAAP net margin, non-GAAP diluted earnings per ADS, adjusted EBITDA, adjusted EBITDA margin and free cash flow. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its recurring core business operating results, such as operating performance excluding non-cash charges or non-operating in nature. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating income represents operating income excluding share-based compensation expenses, and amortization and impairment of intangible assets resulting from business combinations.

Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations, disposal gain or loss, impairment of long-term investments, and fair value gain or loss of long-term investments, adjusted for related income tax effects. Baidu’s share of equity method investments for these non-GAAP reconciling items, amortization and impairment of intangible assets not on the investees’ books, accretion of their redeemable non-controlling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share, adjusted for related income tax effects, are also excluded.

Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated by dividing non-GAAP net income attributable to Baidu, by the weighted average number of ordinary shares expressed in ADS. Adjusted EBITDA represents operating income excluding depreciation, amortization and impairment of intangible assets resulting from business combinations, and share-based compensation expenses.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measure.”

Baidu, Inc.

Condensed Consolidated Statements of Income

(In millions except for per share (or ADS) information, unaudited)

	Three Months Ended				Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2023	2024	2024	2024	2023	2024	2024
	RMB	RMB	RMB	US$(2)	RMB	RMB	US$(2)
Revenues:
Online marketing services	20,804	20,108	19,340	2,650	81,203	78,563	10,763
Others	14,147	13,449	14,784	2,025	53,395	54,562	7,475

Total revenues	34,951	33,557	34,124	4,675	134,598	133,125	18,238

Costs and expenses:
Cost of revenues(1)	17,418	16,399	18,014	2,467	65,031	66,102	9,056
Selling, general and administrative(1)	5,854	5,867	6,678	915	23,519	23,620	3,236
Research and development(1)	6,287	5,366	5,515	756	24,192	22,133	3,032

Total costs and expenses	29,559	27,632	30,207	4,138	112,742	111,855	15,324

Operating income	5,392	5,925	3,917	537	21,856	21,270	2,914
Other (loss) income:
Interest income	2,064	1,877	2,001	274	8,009	7,962	1,091
Interest expense	(774)	(673)	(643)	(88)	(3,248)	(2,824)	(387)
Foreign exchange (loss) gain, net	(449)	(1,096)	1,678	230	595	1,076	147
Share of (losses) earnings from equity method investments	(2,970)	32	(399)	(55)	(3,799)	(691)	(95)
Others, net	(398)	2,535	23	3	1,785	1,829	251

Total other (loss) income, net	(2,527)	2,675	2,660	364	3,342	7,352	1,007

Income before income taxes	2,865	8,600	6,577	901	25,198	28,622	3,921
Income tax (benefit) expense	(96)	814	1,619	222	3,649	4,447	609

Net income	2,961	7,786	4,958	679	21,549	24,175	3,312
Net income (loss) attributable to noncontrolling interests	362	154	(234)	(32)	1,234	415	57

Net income attributable to Baidu	2,599	7,632	5,192	711	20,315	23,760	3,255

Earnings per ADS (1 ADS representing 8 Class A ordinary shares):
-Basic	6.85	21.93	14.41	1.97	55.83	66.40	9.10
-Diluted	6.77	21.60	14.26	1.95	55.08	65.91	9.03
Earnings per share for Class A and Class B ordinary shares:
-Basic	0.86	2.74	1.80	0.25	6.98	8.31	1.14
-Diluted	0.85	2.70	1.78	0.24	6.89	8.24	1.13
Weighted average number of Class A and Class B ordinary shares outstanding (in millions):
-Basic	2,812	2,785	2,775	2,775	2,807	2,790	2,790
-Diluted	2,830	2,789	2,783	2,783	2,837	2,798	2,798
(1) Includes share-based compensation expenses as follows:
Cost of revenues	159	104	103	14	590	461	63
Selling, general and administrative	411	328	297	41	1,678	1,427	195
Research and development	1,068	612	685	93	4,077	2,896	397

Total share-based compensation expenses	1,638	1,044	1,085	148	6,345	4,784	655

(2)

All translations from RMB to U.S. dollars are made at a rate of RMB7.2993 to US$1.00, the exchange rate in effect as of December 31, 2024 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

Baidu, Inc.

Condensed Consolidated Balance Sheets

(In millions, unaudited)

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	25,231	24,832	3,402
Restricted cash	11,503	11,697	1,602
Short-term investments, net	168,670	102,608	14,057
Accounts receivable, net	10,848	10,104	1,384
Amounts due from related parties	1,424	790	108
Other current assets, net	12,579	18,818	2,580

Total current assets	230,255	168,849	23,133

Non-current assets:
Fixed assets, net	27,960	30,102	4,124
Licensed copyrights, net	6,967	6,930	949
Produced content, net	13,377	14,695	2,013
Intangible assets, net	881	772	106
Goodwill	22,586	22,586	3,094
Long-term investments, net	47,957	41,721	5,716
Long-term time deposits and held-to-maturity investments	24,666	98,535	13,499
Amounts due from related parties	195	137	19
Deferred tax assets, net	2,100	2,193	300
Operating lease right-of-use assets	10,851	10,898	1,493
Prepayments and receivables related to the proposed acquisition of YY Live, net	13,198	13,547	1,856
Other non-current assets	5,766	16,815	2,304

Total non-current assets	176,504	258,931	35,473

Total assets	406,759	427,780	58,606

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities:
Short-term loans	10,257	10,669	1,462
Accounts payable and accrued liabilities	37,717	41,443	5,677
Customer deposits and deferred revenue	14,627	14,624	2,003
Deferred income	306	684	94
Long-term loans, current portion	2	168	23
Convertible senior notes, current portion	2,802	242	33
Notes payable, current portion	6,029	8,026	1,100
Amounts due to related parties	1,603	1,794	246
Operating lease liabilities	3,108	3,303	453

Total current liabilities	76,451	80,953	11,091

Non-current liabilities:
Deferred income	200	231	32
Deferred revenue	481	585	80
Amounts due to related parties	77	56	8
Long-term loans	14,223	15,596	2,137
Notes payable	34,990	27,996	3,835
Convertible senior notes	8,144	8,351	1,144
Deferred tax liabilities	2,725	3,870	530
Operating lease liabilities	5,040	4,973	681
Other non-current liabilities	1,820	1,557	213

Total non-current liabilities	67,700	63,215	8,660

Total liabilities	144,151	144,168	19,751

Redeemable noncontrolling interests	9,465	9,870	1,352
Equity
Total Baidu shareholders’ equity	243,626	263,620	36,116
Noncontrolling interests	9,517	10,122	1,387

Total equity	253,143	273,742	37,503

Total liabilities, redeemable noncontrolling interests, and equity	406,759	427,780	58,606

Baidu, Inc.

Selected Information

(In millions, unaudited)

	Three months ended December 31, 2023 (RMB)					Three months ended September 30, 2024 (RMB)					Three months ended December 31, 2024 (RMB)					Three months ended December 31, 2024 (US$)
	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.
Total revenues	27,488	7,707	(244)		34,951	26,524	7,246	(213)		33,557	27,698	6,613	(187)		34,124	3,795	906	(26)		4,675
YOY											1%	(14%)			(2%)
QOQ											4%	(9%)			2%
Costs and expenses:
Cost of revenues (1)	12,050	5,533	(165)		17,418	10,923	5,650	(174)		16,399	13,180	4,995	(161)		18,014	1,806	684	(23)		2,467
Selling, general and administrative (1)	4,936	948	(30)		5,854	4,990	908	(31)		5,867	5,816	882	(20)		6,678	797	121	(3)		915
Research and development (1)	5,834	453	—		6,287	4,917	449	—		5,366	5,064	451	—		5,515	694	62	—		756

Total costs and expenses	22,820	6,934	(195)		29,559	20,830	7,007	(205)		27,632	24,060	6,328	(181)		30,207	3,297	867	(26)		4,138

YOY
Cost of revenues											9%	(10%)			3%
Selling, general and administrative											18%	(7%)			14%
Research and development											(13%)	(0%)			(12%)
Costs and expenses											5%	(9%)			2%
Operating income (loss)	4,668	773	(49)		5,392	5,694	239	(8)		5,925	3,638	285	(6)		3,917	498	39	—		537
YOY											(22%)	(63%)			(27%)
QOQ											(36%)	19%			(34%)
Operating margin	17%	10%			15%	21%	3%			18%	13%	4%			11%
Add: total other (loss) income, net	(2,267)	(260)	—		(2,527)	2,667	8	—		2,675	3,125	(465)	—		2,660	428	(64)	—		364
Less: income tax (benefit) expense	(134)	38	—		(96)	803	11	—		814	1,612	7	—		1,619	221	1	—		222
Less: net income (loss) attributable to NCI	95	9	258	(3)	362	22	7	125	(3)	154	(132)	2	(104)	(3)	(234)	(19)	—	(13)	(3)	(32)

Net income (loss) attributable to Baidu	2,440	466	(307)		2,599	7,536	229	(133)		7,632	5,283	(189)	98		5,192	724	(26)	13		711

YOY											117%	—			100%
QOQ											(30%)	—			(32%)
Net margin	9%	6%			7%	28%	3%			23%	19%	(3%)			15%
Non-GAAP financial measures:
Operating income (non-GAAP)	6,197	927			7,075	6,652	370			7,014	4,647	406			5,047	637	54			691
YOY											(25%)	(56%)			(29%)
QOQ											(30%)	10%			(28%)
Operating margin (non-GAAP)	23%	12%			20%	25%	5%			21%	17%	6%			15%
Net income (loss) attributable to Baidu (non-GAAP)	7,500	681			7,755	5,676	480			5,886	6,741	(59)			6,709	924	(9)			919
YOY											(10%)	—			(13%)
QOQ											19%	—			14%
Net margin (non-GAAP)	27%	9%			22%	21%	7%			18%	24%	(1%)			20%
Adjusted EBITDA	8,118	988			9,057	8,336	405			8,733	6,516	444			6,954	893	60			953
YOY											(20%)	(55%)			(23%)
QOQ											(22%)	10%			(20%)
Adjusted EBITDA margin	30%	13%			26%	31%	6%			26%	24%	7%			20%
(1) Includes share-based compensation as follows:
Cost of revenues	125	34			159	73	31			104	74	29			103	10	4			14
Selling, general and administrative	340	71			411	268	60			328	240	57			297	33	8			41
Research and development	1,020	48			1,068	574	38			612	652	33			685	90	3			93

Total share-based compensation	1,485	153			1,638	915	129			1,044	966	119			1,085	133	15			148

(2)	Relates to intersegment eliminations and adjustments
(3)	Relates to the net income attributable to iQIYI noncontrolling interests

Baidu, Inc.

Selected Information

(In millions except for per ADS information, unaudited)

	Twelve months ended December 31, 2023 (RMB)					Twelve months ended December 31, 2024 (RMB)					Twelve months ended December 31, 2024 (US$)
	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.
Total revenues	103,465	31,873	(740)		134,598	104,712	29,225	(812)		133,125	14,345	4,004	(111)		18,238
YOY						1%	(8%)			(1%)
Costs and expenses:
Cost of revenues (1)	42,592	23,103	(664)		65,031	44,830	21,954	(682)		66,102	6,142	3,008	(94)		9,056
Selling, general and administrative (1)	19,623	4,014	(118)		23,519	20,049	3,682	(111)		23,620	2,747	504	(15)		3,236
Research and development (1)	22,425	1,767	—		24,192	20,355	1,778	—		22,133	2,788	244	—		3,032

Total costs and expenses	84,640	28,884	(782)		112,742	85,234	27,414	(793)		111,855	11,677	3,756	(109)		15,324

YOY
Cost of revenues						5%	(5%)			2%
Selling, general and administrative						2%	(8%)			0%
Research and development						(9%)	1%			(9%)
Cost and expenses						1%	(5%)			(1%)
Operating income (loss)	18,825	2,989	42		21,856	19,478	1,811	(19)		21,270	2,668	248	(2)		2,914
YOY						3%	(39%)			(3%)
Operating margin	18%	9%			16%	19%	6%			16%
Add: total other income (loss), net	4,298	(956)	—		3,342	8,311	(959)	—		7,352	1,139	(132)	—		1,007
Less: income tax expense	3,568	81	—		3,649	4,386	61	—		4,447	601	8	—		609
Less: net income (loss) attributable to NCI	154	27	1,053	(3)	1,234	(28)	27	416	(3)	415	(4)	4	57	(3)	57

Net income (loss) attributable to Baidu	19,401	1,925	(1,011)		20,315	23,431	764	(435)		23,760	3,210	104	(59)		3,255

YOY						21%	(60%)			17%
Net margin	19%	6%			15%	22%	3%			18%
Non-GAAP financial measures:
Operating income (non-GAAP)	24,748	3,643			28,433	23,890	2,363			26,234	3,273	323			3,594
YOY						(3%)	(35%)			(8%)
Operating margin (non-GAAP)	24%	11%			21%	23%	8%			20%
Net income attributable to Baidu (non-GAAP)	27,418	2,838			28,747	26,335	1,512			27,002	3,608	206			3,699
YOY						(4%)	(47%)			(6%)
Net margin (non-GAAP)	26%	9%			21%	25%	5%			20%
Adjusted EBITDA	31,863	3,918			35,823	30,587	2,510			33,078	4,190	344			4,532
YOY						(4%)	(36%)			(8%)
Adjusted EBITDA margin	31%	12%			27%	29%	9%			25%
(1) Includes share-based compensation as follows:
Cost of revenues	457	133			590	340	121			461	47	16			63
Selling, general and administrative	1,363	315			1,678	1,153	274			1,427	158	37			195
Research and development	3,888	189			4,077	2,746	150			2,896	376	21			397

Total share-based compensation	5,708	637			6,345	4,239	545			4,784	581	74			655

(2)	Relates to intersegment eliminations and adjustments
(3)	Relates to the net loss attributable to iQIYI noncontrolling interests

Baidu, Inc.

Condensed Consolidated Statements of Cash Flows

(In millions,unaudited)

	Three months ended			Three months ended			Three months ended			Three months ended
	December 31, 2023 (RMB)			September 30, 2024 (RMB)			December 31, 2024 (RMB)			December 31, 2024 (US$)
	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.
Net cash provided by operating activities	9,985	633	10,618	4,036	243	4,279	1,836	520	2,356	252	71	323
Net cash used in investing activities	(11,805)	(1,431)	(13,236)	(12,300)	(1,663)	(13,963)	(4,741)	(896)	(5,637)	(649)	(123)	(772)
Net cash (used in) provided by financing activities	(7,586)	(22)	(7,608)	(2,787)	(2,612)	(5,399)	(1,784)	114	(1,670)	(245)	16	(229)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(364)	(31)	(395)	(721)	(84)	(805)	582	61	643	80	8	88

Net decrease in cash, cash equivalents and restricted cash	(9,770)	(851)	(10,621)	(11,772)	(4,116)	(15,888)	(4,107)	(201)	(4,308)	(562)	(28)	(590)
Cash, cash equivalents and restricted cash
At beginning of period	42,063	6,132	48,195	48,878	7,907	56,785	37,106	3,791	40,897	5,084	519	5,603
At end of period	32,293	5,281	37,574	37,106	3,791	40,897	32,999	3,590	36,589	4,522	491	5,013
Net cash provided by operating activities	9,985	633	10,618	4,036	243	4,279	1,836	520	2,356	252	71	323
Less: Capital expenditures	(3,641)	(19)	(3,660)	(1,637)	(8)	(1,645)	(2,312)	(21)	(2,333)	(317)	(3)	(320)

Free cash flow	6,344	614	6,958	2,399	235	2,634	(476)	499	23	(65)	68	3

Note: Baidu excl. iQIYI represents Baidu, Inc. minus iQIYI’s consolidated cash flows.

Baidu, Inc.

Condensed Consolidated Statements of Cash Flows

(In millions,unaudited)

	Twelve months ended			Twelve months ended			Twelve months ended
	December 31, 2023 (RMB)			December 31, 2024 (RMB)			December 31, 2024 (US$)
	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.
Net cash provided by operating activities	33,263	3,352	36,615	19,126	2,108	21,234	2,620	289	2,909
Net cash used in investing activities	(48,657)	(1,740)	(50,397)	(6,110)	(2,445)	(8,555)	(837)	(335)	(1,172)
Net cash used in financing activities	(9,876)	(4,286)	(14,162)	(12,391)	(1,368)	(13,759)	(1,698)	(187)	(1,885)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	189	93	282	81	14	95	11	2	13

Net (decrease) increase in cash, cash equivalents and restricted cash	(25,081)	(2,581)	(27,662)	706	(1,691)	(985)	96	(231)	(135)
Cash, cash equivalents and restricted cash
At beginning of period	57,374	7,862	65,236	32,293	5,281	37,574	4,426	722	5,148
At end of period	32,293	5,281	37,574	32,999	3,590	36,589	4,522	491	5,013
Net cash provided by operating activities	33,263	3,352	36,615	19,126	2,108	21,234	2,620	289	2,909
Less: Capital expenditures	(11,154)	(36)	(11,190)	(8,055)	(79)	(8,134)	(1,103)	(11)	(1,114)

Free cash flow	22,109	3,316	25,425	11,071	2,029	13,100	1,517	278	1,795

Note: Baidu excl. iQIYI represents Baidu, Inc. minus iQIYI’s consolidated cash flows.

Baidu, Inc.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(In millions except for per ADS information, unaudited)

	Three months ended			Three months ended			Three months ended			Three months ended
	December 31, 2023 (RMB)			September 30, 2024 (RMB)			December 31, 2024 (RMB)			December 31, 2024 (US$)
	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.
Operating income	4,668	773	5,392	5,694	239	5,925	3,638	285	3,917	498	39	537
Add: Share-based compensation expenses	1,485	153	1,638	915	129	1,044	966	119	1,085	133	15	148
Add: Amortization and impairment of intangible assets(1)	44	1	45	43	2	45	43	2	45	6	—	6

Operating income (non-GAAP)	6,197	927	7,075	6,652	370	7,014	4,647	406	5,047	637	54	691
Add: Depreciation of fixed assets	1,921	61	1,982	1,684	35	1,719	1,869	38	1,907	256	6	262

Adjusted EBITDA	8,118	988	9,057	8,336	405	8,733	6,516	444	6,954	893	60	953
Net income (loss) attributable to Baidu	2,440	466	2,599	7,536	229	7,632	5,283	(189)	5,192	724	(26)	711
Add: Share-based compensation expenses	1,484	153	1,553	914	129	972	965	119	1,019	131	16	140
Add: Amortization and impairment of intangible assets(1)	42	1	42	41	2	42	41	2	42	6	—	6
Add: Disposal (gain) loss	(37)	(1)	(38)	(1,501)	22	(1,491)	7	—	7	1	—	1
Add: Impairment of long-term investments	132	62	160	26	91	68	84	14	90	12	2	12
Add: Fair value loss (gain) of long-term investments	403	—	403	(1,361)	7	(1,358)	(288)	(5)	(290)	(39)	(1)	(40)
Add: Reconciling items on equity method investments(2)	3,172	—	3,172	8	—	8	679	—	679	93	—	93
Add: Tax effects on non-GAAP adjustments(3)	(136)	—	(136)	13	—	13	(30)	—	(30)	(4)	—	(4)

Net income (loss) attributable to Baidu (non-GAAP)	7,500	681	7,755	5,676	480	5,886	6,741	(59)	6,709	924	(9)	919
Diluted earnings per ADS			6.77			21.60			14.26			1.95
Add: Accretion of the redeemable noncontrolling interests			0.53			0.01			0.55			0.08
Add: Non-GAAP adjustments to earnings per ADS			14.56			(5.01)			4.37			0.60

Diluted earnings per ADS (non-GAAP)			21.86			16.60			19.18			2.63

(1)	This represents amortization and impairment of intangible assets resulting from business combinations.
(2)

This represents Baidu’s share of equity method investments for other non-GAAP reconciling items, amortization and impairment of intangible assets not on the investee’s books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share.

(3)	This represents tax impact of all non-GAAP adjustments.

Baidu, Inc.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(In millions except for per ADS information, unaudited)

	Twelve months ended			Twelve months ended			Twelve months ended
	December 31, 2023 (RMB)			December 31, 2024 (RMB)			December 31, 2024 (US$)
	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.
Operating income	18,825	2,989	21,856	19,478	1,811	21,270	2,668	248	2,914
Add: Share-based compensation expenses	5,708	637	6,345	4,239	545	4,784	581	74	655
Add: Amortization and impairment of intangible assets(1)	215	17	232	173	7	180	24	1	25

Operating income (non-GAAP)	24,748	3,643	28,433	23,890	2,363	26,234	3,273	323	3,594
Add: Depreciation of fixed assets	7,115	275	7,390	6,697	147	6,844	917	21	938

Adjusted EBITDA	31,863	3,918	35,823	30,587	2,510	33,078	4,190	344	4,532
Net income attributable to Baidu	19,401	1,925	20,315	23,431	764	23,760	3,210	104	3,255
Add: Share-based compensation expenses	5,704	637	5,993	4,235	545	4,482	580	75	613
Add: Amortization and impairment of intangible assets(1)	195	17	204	165	7	168	23	1	23
Add: Disposal (gain) loss	(1,926)	(90)	(1,967)	(1,982)	22	(1,972)	(272)	3	(270)
Add: Impairment of long-term investments	479	336	631	172	193	260	24	26	36
Add: Fair value (gain) loss of long-term investments	(54)	4	(52)	(393)	(19)	(403)	(54)	(3)	(55)
Add: Reconciling items on equity method investments(2)	3,918	9	3,922	1,050	—	1,050	144	—	144
Add: Tax effects on non-GAAP adjustments(3)	(299)	—	(299)	(343)	—	(343)	(47)	—	(47)

Net income attributable to Baidu (non-GAAP)	27,418	2,838	28,747	26,335	1,512	27,002	3,608	206	3,699
Diluted earnings per ADS			55.08			65.91			9.03
Add: Accretion of the redeemable noncontrolling interests			2.02			1.68			0.23
Add: Non-GAAP adjustments to earnings per ADS			23.75			9.26			1.27

Diluted earnings per ADS (non-GAAP)			80.85			76.85			10.53

(1)	This represents amortization and impairment of intangible assets resulting from business combinations.
(2)

This represents Baidu’s share of equity method investments for other non-GAAP reconciling items, amortization and impairment of intangible assets not on the investee’s books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share.

(3)	This represents tax impact of all non-GAAP adjustments.